UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-38067

Verona Pharma plc

(Translation of registrant's name into English)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

General Meeting Results and Amendment of Articles of Association

On December 18, 2020, Verona Pharma plc (the “Company”) held a general meeting of shareholders (the “General Meeting”). A total of 184,426,790 ordinary shares were present or represented by proxy at the General Meeting, representing approximately 44% of the Company’s outstanding ordinary shares as of the December 16, 2020 record date.

At the General Meeting, the shareholders approved the amendment in their entirety of the Company’s articles of association to, among other things, comply with the quorum requirements of The Nasdaq Stock Market LLC applicable to U.S. domestic issuers (the “Amended Articles”). The following are the voting results for the special resolution considered and voted upon at the General Meeting, which was described in more detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 12, 2020.

Special Resolution – Amendment of Articles of Association:

For	Against	Abstain
177,649,425	6,777,365	74,553

The Amended Articles are furnished herewith as Exhibit 1 to this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibit 1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-225107) and Registration Statements on Form S-8 (Registration Nos. 333-217521, 333-237926 and 333-248199).

EXHIBIT INDEX

Exhibit No.	Description

1	Articles of Association of Verona Pharma plc, as amended on December 18, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

	By:	/s/ David Zaccardelli, Pharm. D.
Date: December 30, 2020		Name:	David Zaccardelli, Pharm. D.
		Title:	Chief Executive Officer